UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Equity Transfer Agreement with Shenzhen Xiangfeng Trading Co., Ltd.

On September 30, 2022, CN Energy Group. Inc. (the “Company”), as transferee, entered into an equity transfer agreement with Shenzhen Xiangfeng Trading Co., Ltd. (“Shenzhen Xiangfeng”), as transferor, with respect to Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of Shenzhen Xiangfeng, as the target company (the “Equity Transfer Agreement”). Pursuant to the Equity Transfer Agreement, (i) Shenzhen Xiangfeng will transfer 100% of the equity interests in Yunnan Honghao to Yunnan Yuemu Agriculture and Forestry Technology Co., Ltd (“Yunnan Yuemu”), a wholly owned subsidiary of MZ Pintai Mining (Zhejiang) Co., Ltd, which is wholly owned by MZ Mining International Co., Ltd (“MZ HK”), a corporation wholly owned by Shenzhen Xiangfeng; (ii) the Company will acquire 100% of the equity interests in Yunnan Honghao indirectly through the acquisition of 100% shares of MZ HK from Shenzhen Xiangfeng, in consideration of approximately $36,537,378.80, including approximately $17,706,575.88 prepaid by the Company as an equity transfer disposition; and (iii) the Company will pay the remaining consideration of approximately $18,830,802.92 by issuing additional Class A ordinary shares of the Company, with a restriction period of six months, to Shenzhen Xiangfeng or a designee of Shenzhen Xiangfeng.

The Equity Transfer Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on September 27, 2022. The Equity Transfer Agreement is filed as Exhibit 1.1 to this Form 6-K.

EXHIBIT INDEX

Number	Description of Exhibit

1.1	Equity Transfer Agreement by and between the Company and Shenzhen Xiangfeng, dated September 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CN Energy Group. Inc.

Date: October 6, 2022	By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer